SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Ramco-Gershenson Properties Trust

(Name of Issuer)

Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)

751452202

(CUSIP number)

Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person authorized to receive notices and communications)

May 12, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Equity One, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7.	SOLE VOTING POWER 1,790,000
BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER - 0 -
REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,790,000
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on a total of 18,698,476 common shares of beneficial interest, par value $0.01 per share, outstanding as of May 4, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009.

CUSIP No. 751452202	13D/A	Page 3 of 5 Pages

This Amendment No. 5 amends and supplements the Schedule 13D filed on March 5, 2009 by the Reporting Person, as amended by Amendment No. 1 filed on March 30, 2009, Amendment No. 2 filed on April 10, 2009, Amendment No. 3 filed on April 21, 2009 and Amendment No. 4 filed on April 29, 2009 (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  This Amendment No. 5 is being filed to amend and supplement Items 4, 6 and 7 of the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 12, 2009, the Reporting Person issued a press release announcing that it had reached an agreement (the “Settlement Agreement”) with the Issuer to settle the proxy contest in connection with the Issuer’s 2009 annual meeting of shareholders to be held on June 10, 2009. A copy of the press release is filed hereto as Exhibit E to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full.

Under the terms of the Settlement Agreement, the Issuer will expand its existing board of trustees to nine members and appoint the Reporting Person’s two proposed nominees, David J. Nettina and Matthew L. Ostrower, to the board prior to the 2009 annual meeting.  Messrs. Nettina and Ostrower will be included on the Issuer’s board-nominated slate of trustees for election at the 2009 annual meeting and the Issuer will recommend that shareholders vote to elect all of the Board-nominated trustees.

The Reporting Person has agreed to withdraw its nominees for consideration at the 2009 annual meeting and to vote its shares in favor of the election of each of the Issuer’s trustee nominees at the meeting. The Issuer has agreed to appoint one or both of the Reporting Person’s nominees to each of the Audit, Compensation and Nominating & Corporate Governance committees of the board.  In addition, if the board subsequently delegates the task of evaluating financial and strategic alternatives to a newly-constituted or existing committee, the board will consider in good faith adding one of the Reporting Person’s nominees to that committee, subject to the board’s fiduciary duties.

A copy of the Settlement Agreement is filed hereto as Exhibit F to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full. The foregoing summary description of the Settlement Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Settlement Agreement.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The summary of the Settlement Agreement described in Item 4 above is incorporated by reference into this Item 6. Reference is made to Exhibit F for the complete terms of the Settlement Agreement.

CUSIP No. 751452202	13D/A	Page 4 of 5 Pages

Item 7.                    Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A
Press Release of Equity One, Inc., dated March 26, 2009 (including letter from Equity One, Inc. to Dennis E. Gershenson, dated March 27, 2009) (filed on March 30, 2009 as an Exhibit to the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit B
Notice from Equity One, Inc. to Ramco-Gershenson Properties Trust, dated April 9, 2009 (filed on April 10, 2009 as an Exhibit to the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit C
Press Release of Equity One, Inc., dated April 21, 2009 (filed on April 21, 2009 as an Exhibit to the Reporting Person’s Amendment No. 3 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit D
Press Release of Equity One, Inc., dated April 28, 2009 (filed on April 29, 2009 as an Exhibit to the Reporting Person’s Amendment No. 4 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit E	Press Release of Equity One, Inc., dated May 12, 2009

Exhibit F	Settlement Agreement, dated May 12, 2009, by and between Equity One, Inc. and Ramco-Gershenson Properties Trust

CUSIP No. 751452202	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 12th day of May, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel
and Corporate Secretary

Exhibit E

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179	Contacts: Sard Verbinnen & Co David Reno or Kathryn Kranhold 212-687-8080

RAMCO-GERSHENSON PROPERTIES TRUST AND EQUITY ONE
SETTLE PROXY CONTEST

FARMINGTON HILLS, Mich., and NORTH MIAMI BEACH, Fla. – May 12, 2009 – Ramco-Gershenson Properties Trust (NYSE: RPT) ("Ramco-Gershenson") and Equity One, Inc. (NYSE: EQY) (“Equity One”) today announced that they have reached an agreement to settle the proxy contest in connection with Ramco-Gershenson’s 2009 annual meeting of stockholders to be held on June 10, 2009.  Equity One beneficially owns approximately 9.6% of Ramco-Gershenson common stock.

Under the terms of the settlement agreement, Ramco-Gershenson will expand its existing board of trustees to nine members and appoint Equity One’s two proposed nominees, David J. Nettina and Matthew L. Ostrower, to the board prior to the 2009 annual meeting.  Messrs. Nettina and Ostrower will be included on the Ramco-Gershenson board-nominated slate of trustees for election at the 2009 annual meeting and Ramco-Gershenson will recommend that shareholders vote to elect all of the Board-nominated trustees.

Equity One has agreed to withdraw its nominees for consideration at the 2009 annual meeting and to vote its shares in favor of the election of each of Ramco-Gershenson’s trustee nominees at the meeting. Ramco-Gershenson has agreed to appoint one or both of the Equity One nominees to each of the Audit, Compensation and Nominating & Corporate Governance committees of the board.  In addition, if the board subsequently delegates the task of evaluating financial and strategic alternatives to a newly-constituted or existing committee, the board will consider in good faith adding one of Equity One’s nominees to that committee, subject to the board’s fiduciary duties.

“We are pleased that we could arrive at an equitable solution in order to avoid a prolonged and costly proxy fight.  Ramco’s Nominating Committee met and interviewed both candidates and found them to be well-qualified and that their inclusion on our board of trustees would be beneficial to our company,” said Dennis E. Gershenson, Chairman, President and Chief Executive Officer of Ramco-Gershenson. “We look forward to the contributions of these two individuals as they work with our existing board members to promote the best interests of all of our shareholders.”

“We are very pleased to have reached this settlement with Ramco-Gershenson,” said Jeffrey S. Olson, Chief Executive Officer of Equity One.  “We are confident that David and Matt will make positive contributions to the board and the company during their tenure as trustees for the benefit of all Ramco-Gershenson shareholders.”

Ramco-Gershenson intends to file the full text of the settlement agreement with the Securities and Exchange Commission.

David J. Nettina
David J. Nettina, 56, was a senior executive with American Financial Realty Trust, a publicly-traded real estate investment trust, from March 2005 to April 2008, serving most recently as its president and chief financial officer where he managed the strategic alternative process that ultimately led to a successful sale of the company to Gramercy Capital Corp. in a deteriorating market in April 2008. From September 2002 to January 2005, Mr. Nettina served as an adjunct professor of finance at Siena College. From 1997 to 2001, Mr. Nettina was an executive officer, most recently the president and chief operating officer, of SL Green Realty Corp., a publicly-traded real estate investment trust, which owns and operates a portfolio of office properties in New York City. Prior to SL Green, Mr. Nettina held various executive management positions for more than 10 years with The Pyramid Companies, including positions as the chief financial officer and as a development partner. Mr. Nettina is currently the president and co-chief executive officer of Career Management, LLC, an emerging technology company, and is a principal of Briarwood Capital Group, LLC, which he founded in July 2001 to manage his family investment activities. Mr. Nettina received a B.S. in 1974 and a Masters of Business Administration in 1976 from Canisius College. He is also a member of the National Association of Corporate Directors.

Matthew L. Ostrower
Matthew L. Ostrower, 38, was a member of Morgan Stanley’s Equity Research department from July of 2000 until April of 2008, serving as a Vice President, Executive Director and, most recently, a Managing Director. He was responsible for coverage of retail real estate investment trusts (REITs), publishing research opinions and investment recommendations from 2000 until 2006, when he assumed leadership of the REIT research group and initiated coverage for a wider range of companies. Mr. Ostrower left Morgan Stanley in 2008 to pursue opportunities in the commercial real estate industry. Mr. Ostrower has a Masters of Science in Real Estate and a Masters in City Planning from the Massachusetts Institute of Technology and a B.A. from Tufts University. He is also a chartered financial analyst.

ABOUT RAMCO-GERSHENSON PROPERTIES TRUST
Ramco-Gershenson Properties Trust, headquartered in Farmington Hills, Michigan, is a fully integrated, self-administered, publicly-traded real estate investment trust (REIT), which owns, develops, acquires, manages and leases community shopping centers, regional malls and single tenant retail properties, nationally. The Company owns interests in 89 shopping centers totaling approximately 19.8 million square feet of gross leasable area in Michigan, Florida, Georgia, Ohio, Wisconsin, Tennessee, Indiana, New Jersey, Virginia, South Carolina, North Carolina, Maryland and Illinois. For additional information regarding Ramco-Gershenson Properties Trust visit the Company's website at www.rgpt.com.

ABOUT EQUITY ONE, INC.
As of March 31, 2009, Equity One owned or had interests in 181 properties, consisting of 167 shopping centers comprising approximately 18.6 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land. Additionally, Equity One had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet.

IMPORTANT INFORMATION
Ramco-Gershenson will file a definitive proxy statement in connection with the 2009 annual meeting of shareholders. SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by Ramco-Gershenson Properties Trust at the Securities and Exchange Commission’s website at http://www.sec.gov. The definitive proxy statement and such other documents may also be obtained free of charge by directing such request to Investor Relations, Ramco-Gershenson Properties Trust, 31500 Northwestern Highway, Suite 300, Farmington Hills, Michigan, 48334, telephone: (248) 350-9900, or on Ramco-Gershenson’s website at www.rgpt.com.

Ramco-Gershenson and its trustees, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from Ramco-Gershenson shareholders in connection with the annual meeting of shareholders. Information concerning the participants in the solicitation is included in the preliminary proxy statement relating to the 2009 annual meeting of shareholders, and will be included in the definitive proxy statement when it becomes available.

Exhibit F

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May 12, 2009, by and among Equity One, Inc., a Maryland corporation (including its successors, “EQY”), and Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (including its successors, “RPT”).

WHEREAS, EQY beneficially owns a total of 1,790,000 common shares of beneficial interest, par value $0.01 per share, of RPT (the “Common Stock); and

WHEREAS, RPT desires, among other matters, to nominate for election to the Board certain individuals designated by EQY at the 2009 annual meeting of RPT shareholders, which individuals have previously been recommended for election to the Board by the Nominating and Corporate Governance Committee of the Board.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.  Board Matters; Annual Meetings.

(a)           Cessation of Proxy Soliciting Activities by EQY.  Effective as of the date hereof, EQY agrees to cease, and to cause all of its representatives acting on its behalf, affiliates (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Affiliates”), officers, and directors to cease, any and all activities relating to the solicitation of proxies with respect to matters to be voted on at RPT’s 2009 annual meeting of shareholders, currently scheduled to be held on June 10, 2009 (whenever so held, including any adjournments or continuations thereof, the “2009 Annual Meeting”).  Specifically, EQY agrees not to, and to cause its Affiliates not to, (i) file definitive proxy materials with the Securities and Exchange Commission (“SEC”) in connection with the 2009 Annual Meeting, (ii) directly or indirectly solicit proxies from holders of Common Stock in connection with the 2009 Annual Meeting, and (iii) independently seek to nominate candidates for election as trustees of RPT at the 2009 Annual Meeting.  EQY hereby withdraws the notice submitted to RPT on April 9, 2009 in which it nominated David J. Nettina and Matthew L. Ostrower (together, the “EQY Nominees”) as nominees for election at the 2009 Annual Meeting, which withdrawal shall be effective as of the date hereof but subject to clause (g) below.

(b)           Appointment of EQY Nominees.  RPT agrees to convene a special meeting of the Board (or to obtain the unanimous written consent of the Board) prior to the 2009 Annual Meeting, at which meeting (or pursuant to which consent) the EQY Nominees shall be duly appointed to the Board in accordance with RPT’s bylaws and applicable law.  RPT does not presently intend to expand the size of the Board beyond nine (9) members prior to, or at, the 2009 Annual Meeting.

(c)           Nomination of EQY Nominees.  In its definitive proxy materials to be filed with the SEC in connection with the 2009 Annual Meeting and in all other proxy soliciting materials used in connection therewith, RPT agrees to include the EQY Nominees on the Board’s proposed slate of nominees for election as trustees at the 2009 Annual Meeting, one for a three-year term and one for a two-year term, and to recommend that the shareholders of RPT vote to elect the EQY Nominees to such terms as trustees of RPT.  EQY shall promptly provide to RPT any information reasonably requested by RPT for inclusion in any filings with the SEC.

(d)           Committee Appointments; Equal Treatment.  From and after the date of their appointment as trustees of RPT and for so long as either remains a trustee of RPT, subject to applicable law and New York Stock Exchange listing standards, RPT agrees to appoint one or both of the EQY Nominees to each of the Audit, Compensation and Nominating & Corporate Governance committees of the Board and such appointments shall be confirmed following the 2009 Annual Meeting.  RPT presently intends to evaluate strategic alternatives as a Board, and does not presently intend to create a new committee to evaluate strategic alternatives or to delegate such task to an existing committee (in either case, a “Strategic Alternatives Committee”).  However, if RPT does form a Strategic Alternatives Committee, the Board shall in good faith consider appointing one of the EQY Nominees to such committee, subject to the Board’s fiduciary obligations.  The EQY Nominees shall be entitled to all of the rights of, and treated identically to, any other non-management trustees of RPT unless otherwise agreed to in writing by the applicable EQY Nominee.

(e)            2009 Annual Meeting.  RPT agrees that it will use its reasonable best efforts to ensure that the 2009 Annual Meeting is duly held on June 10, 2009, at such time and at such place as is reasonable and customary, consistent with past practice.

(f)            Voting Agreement.  EQY and its Affiliates shall (i) vote at the 2009 Annual Meeting all shares of Common Stock which they beneficially own (as determined by Rule 13d-3 of the Exchange Act) as of the record date of the 2009 Annual Meeting in favor of, and support, the election of each of RPT’s trustee nominees at the 2009 Annual Meeting, (ii) not support any trustee nominees at the 2009 Annual Meeting other than the RPT trustee nominees and (iii) not participate in any “withhold the vote” or similar campaign with respect to the 2009 Annual Meeting, and, in the event of any such campaign, vote their shares in accordance with this paragraph.

(g)           Mutual Compliance.  Notwithstanding anything herein to the contrary, each of EQY and RPT acknowledges and agrees that, as of any given date, the performance of any obligation specified in this Agreement as being applicable to a party is conditioned upon the absence of material bad faith non-compliance by the other party of the obligations specified herein to be performed by it as of such date.

(h)           Press Release.  Immediately following the execution and delivery of this Agreement, the RPT and EQY shall issue the joint press release attached hereto as Exhibit A (the “Press Release”).  None of the parties hereto will make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 1(i) or the terms of this Agreement.

Section 2.  Miscellaneous.

(a)           Representations.  Each of EQY and RPT hereby represents to the other that:

(i)            it has all requisite authority and power to execute and deliver this Agreement and to perform its obligations hereunder; this Agreement has been duly and validly authorized by all required action on the part of such party and duly and validly executed and delivered by such party, constituting its valid and binding obligation, enforceable against such party in accordance with its terms; and

(ii)           it has carefully read this Agreement, understands it, has consulted with and received the advice of counsel regarding this Agreement, agreed with its terms, and freely, voluntarily and knowingly executed it.

(b)           This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors and assigns of the parties hereto.  This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.  This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto.

(c)           This Agreement may be signed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

(d)           This Agreement and the legal relations hereunder between the parties hereto shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and performed therein, without giving effect to the principles of conflicts of law thereof.

(e)           Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

(f)            It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved party will be irreparably damaged and will not have an adequate remedy at law.  Any such party, therefore, shall be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and, if any action should be brought in equity to enforce any of the provisions of this Agreement, neither of the parties hereto shall raise the defense that there is an adequate remedy at law.

(g)           No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of any of the parties to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

(h)           This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

RAMCO-GERSHENSON PROPERTIES TRUST

By:	/s/ Dennis E. Gershenson
Name: Dennis E. Gershenson
Title: Chairman, President and Chief Executive Officer

EQUITY ONE, INC.

By:	/s/ Arthur L. Gallagher
Name: Arthur L. Gallagher
Title: EVP, General Counsel and Secretary

Exhibit A

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179	Contacts: Sard Verbinnen & Co David Reno or Kathryn Kranhold 212-687-8080

RAMCO-GERSHENSON PROPERTIES TRUST AND EQUITY ONE
SETTLE PROXY CONTEST

FARMINGTON HILLS, Mich., and NORTH MIAMI BEACH, Fla. – May 12, 2009 – Ramco-Gershenson Properties Trust (NYSE: RPT) ("Ramco-Gershenson") and Equity One, Inc. (NYSE: EQY) (“Equity One”) today announced that they have reached an agreement to settle the proxy contest in connection with Ramco-Gershenson’s 2009 annual meeting of stockholders to be held on June 10, 2009.  Equity One beneficially owns approximately 9.6% of Ramco-Gershenson common stock.

Under the terms of the settlement agreement, Ramco-Gershenson will expand its existing board of trustees to nine members and appoint Equity One’s two proposed nominees, David J. Nettina and Matthew L. Ostrower, to the board prior to the 2009 annual meeting.  Messrs. Nettina and Ostrower will be included on the Ramco-Gershenson board-nominated slate of trustees for election at the 2009 annual meeting and Ramco-Gershenson will recommend that shareholders vote to elect all of the Board-nominated trustees.

Equity One has agreed to withdraw its nominees for consideration at the 2009 annual meeting and to vote its shares in favor of the election of each of Ramco-Gershenson’s trustee nominees at the meeting. Ramco-Gershenson has agreed to appoint one or both of the Equity One nominees to each of the Audit, Compensation and Nominating & Corporate Governance committees of the board.  In addition, if the board subsequently delegates the task of evaluating financial and strategic alternatives to a newly-constituted or existing committee, the board will consider in good faith adding one of Equity One’s nominees to that committee, subject to the board’s fiduciary duties.

“We are pleased that we could arrive at an equitable solution in order to avoid a prolonged and costly proxy fight.  Ramco’s Nominating Committee met and interviewed both candidates and found them to be well-qualified and that their inclusion on our board of trustees would be beneficial to our company,” said Dennis E. Gershenson, Chairman, President and Chief Executive Officer of Ramco-Gershenson. “We look forward to the contributions of these two individuals as they work with our existing board members to promote the best interests of all of our shareholders.”

“We are very pleased to have reached this settlement with Ramco-Gershenson,” said Jeffrey S. Olson, Chief Executive Officer of Equity One.  “We are confident that David and Matt will make positive contributions to the board and the company during their tenure as trustees for the benefit of all Ramco-Gershenson shareholders.”

Ramco-Gershenson intends to file the full text of the settlement agreement with the Securities and Exchange Commission.

David J. Nettina

David J. Nettina, 56, was a senior executive with American Financial Realty Trust, a publicly-traded real estate investment trust, from March 2005 to April 2008, serving most recently as its president and chief financial officer where he managed the strategic alternative process that ultimately led to a successful sale of the company to Gramercy Capital Corp. in a deteriorating market in April 2008. From September 2002 to January 2005, Mr. Nettina served as an adjunct professor of finance at Siena College. From 1997 to 2001, Mr. Nettina was an executive officer, most recently the president and chief operating officer, of SL Green Realty Corp., a publicly-traded real estate investment trust, which owns and operates a portfolio of office properties in New York City. Prior to SL Green, Mr. Nettina held various executive management positions for more than 10 years with The Pyramid Companies, including positions as the chief financial officer and as a development partner. Mr. Nettina is currently the president and co-chief executive officer of Career Management, LLC, an emerging technology company, and is a principal of Briarwood Capital Group, LLC, which he founded in July 2001 to manage his family investment activities. Mr. Nettina received a B.S. in 1974 and a Masters of Business Administration in 1976 from Canisius College. He is also a member of the National Association of Corporate Directors.

Matthew L. Ostrower

Matthew L. Ostrower, 38, was a member of Morgan Stanley’s Equity Research department from July of 2000 until April of 2008, serving as a Vice President, Executive Director and, most recently, a Managing Director. He was responsible for coverage of retail real estate investment trusts (REITs), publishing research opinions and investment recommendations from 2000 until 2006, when he assumed leadership of the REIT research group and initiated coverage for a wider range of companies. Mr. Ostrower left Morgan Stanley in 2008 to pursue opportunities in the commercial real estate industry. Mr. Ostrower has a Masters of Science in Real Estate and a Masters in City Planning from the Massachusetts Institute of Technology and a B.A. from Tufts University. He is also a chartered financial analyst.

ABOUT RAMCO-GERSHENSON PROPERTIES TRUST
Ramco-Gershenson Properties Trust, headquartered in Farmington Hills, Michigan, is a fully integrated, self-administered, publicly-traded real estate investment trust (REIT), which owns, develops, acquires, manages and leases community shopping centers, regional malls and single tenant retail properties, nationally. The Company owns interests in 89 shopping centers totaling approximately 19.8 million square feet of gross leasable area in Michigan, Florida, Georgia, Ohio, Wisconsin, Tennessee, Indiana, New Jersey, Virginia, South Carolina, North Carolina, Maryland and Illinois. For additional information regarding Ramco-Gershenson Properties Trust visit the Company's website at www.rgpt.com.

ABOUT EQUITY ONE, INC.
As of March 31, 2009, Equity One owned or had interests in 181 properties, consisting of 167 shopping centers comprising approximately 18.6 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land. Additionally, Equity One had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet.

IMPORTANT INFORMATION
Ramco-Gershenson will file a definitive proxy statement in connection with the 2009 annual meeting of shareholders. SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by Ramco-Gershenson Properties Trust at the Securities and Exchange Commission’s website at http://www.sec.gov. The definitive proxy statement and such other documents may also be obtained free of charge by directing such request to Investor Relations, Ramco-Gershenson Properties Trust, 31500 Northwestern Highway, Suite 300, Farmington Hills, Michigan, 48334, telephone: (248) 350-9900, or on Ramco-Gershenson’s website at www.rgpt.com.

Ramco-Gershenson and its trustees, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from Ramco-Gershenson shareholders in connection with the annual meeting of shareholders. Information concerning the participants in the solicitation is included in the preliminary proxy statement relating to the 2009 annual meeting of shareholders, and will be included in the definitive proxy statement when it becomes available.